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SEC IISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing
Section

MAR 01 2011

Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 65347 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Financial Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Broad Street, 17th Floor

(No. and Street)

| New York | NY | 10004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raj Agarwal (212)509-8086

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chan, William Jun

(Name – *if individual, state last, first, middle name*)

| 4205 8th Avenue | Brooklyn | NY | 11232 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





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## OATH OR AFFIRMATION

I, Raj Agarwal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Financial Investments, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IRENE GALPERIN
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN KINGS COUNTY
REG. #01GA6164128
MY COMM. EXP. APRIL 9, 2011

Signature RAJ AGARWAL

Chief Executive Officer
Title

02/28/2011
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# U.S. Financial Investments, Inc.

## TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**



** *For conditions of confidential treatment of certain portions for this filing, see section 240.17a-5(e)(3).*

# US Financial Investments, Inc.

(S.E.C. I.D. No. 8-65347)

Firm ID 120804

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

*WILLIAM J. CHAN*
**Certified Public Accountant**
**4205 8th Avenue Brooklyn, NY 11232**
**Accounting – Auditing – Bookkeeping –Taxation**
**Tel: (718) 437 - 1816 Fax: (718) 437 - 3887**

**Independent Auditor's Report**

To the Shareholders of
U.S. Financial Investments, Inc

We have audited the accompanying statement of financial condition of U.S. Financial Investments, Inc. (a Corporation) as of December 31, 2010, and the related statement of income, ownership's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statement of financial condition of U.S. Investments, Inc. as of December 31, 2010, and the statement of income, ownership's equity and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our examination also included the statements of the computation of minimum capital requirements pursuant to Broker/Dealer regulations. in our opinion, the statements when considered in relation to the basic financial statements present fairly the information shown.

William Chan CPA
Brooklyn, NY
February 25, 2011

# US Financial Investments, Inc.

Statement of Financial Condition
As of December 31, 2010

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 214,845.25 |
| Commissions Receivable | 22,785.67 |
| Deposit at Clearing Firm | 50,000.00 |
| House Markup/Error Accounts | 35,744.44 |
| Computer and Equipment | |
| (Less accumulated depreciation of 9,831.36) | 5,455.61 |
| Other Assets | 8,077.45 |
| **Total Assets** | 336,908.42 |
| **LIABILITIES & SHAREHOLDER'S EQUITY** | |
| Accounts Payables & Accrued Expenses | 7,658.32 |
| Accrued Expenses-Trinity Future | 4,132.15 |
| Accrued Payroll Taxes | 1,496.47 |
| Commissions Payable | 33,049.85 |
| Other accrued expenses/liabilities | 20,250.00 |
| Reserve for errors and charges | 20,000.00 |
| Wages Payable | 3,685.68 |
| **Total Liabilities** | 90,272.47 |
| **Shareholder's Equity** | |
| Retained Earnings | 32,635.95 |
| Stockholder's Equity | 214,000.00 |
| Total Equity | 246,635.95 |
| **TOTAL LIABILITIES & SHAREHOLDER'S EQUITY** | $ 336,908.42 |

# US Financial Investments, Inc.

Statement of Operation

Year ended December 31,2010

| | |
|---|---|
| **Income** | |
| Commissions Earned | $ 800,823.59 |
| Interest and Other Income | 658.18 |
| Referral Fees | 54,481.82 |
| Reimb. Biz. Exp. | 49,970.98 |
| **Total Income** | 905,934.57 |
| **Expense** | |
| Clearing Costs | 98,696.53 |
| Bank Service Charges | 877.70 |
| Commissions and Fees Paid | 400,637.92 |
| Communications | 4,932.20 |
| Consulting Expense | 25,646.12 |
| Depreciation Expense | 2,455.66 |
| Error Expense | (4,388.61) |
| Exchange Fees | 8,199.04 |
| Health Insurance | 36,487.24 |
| Liability, workers' comp and Disability Insurance | 5,362.53 |
| IT Expense | 1,275.00 |
| Office Expense and Supplies | 3,881.46 |
| Payroll Expenses | 109,570.00 |
| Payroll Tax Expenses | 9,705.53 |
| Postage and Delivery | 3,785.97 |
| Professional Fees | 10,500.00 |
| Quotes Service | 18,060.98 |
| Referral fees paid | 34,362.80 |
| Registration Expense | 15,021.50 |
| Regulatory Expenses | 31,951.59 |
| Rent | 107,033.86 |
| Tax | 3,712.26 |
| Travel and Entertainment | 5,332.53 |
| | 933,099.81 |
| **Net Loss** | $ (27,165.24) |

# US Financial Investments, Inc.

**Statement of Cash Flows**

**For the Year Ended December 31, 2010**

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (27,165.24) |
| Depreciation | 2,455.66 |
| Changes in assets: | |
| (Increase)/decrease in: | |
| Commission receivable | 13,345.35 |
| Other receivable | 22,881.13 |
| Other assets | (3,641.78) |
| Changes in liabilities: | |
| Increase/(decrease) in: | |
| Commission payable | (14,813.18) |
| Accounts payable and accrued expense | 5,830.83 |
| Deposit payable | - |
| Other accrued expenses/Liabilities | 13,750.00 |
| Net cash used in operating activities | 12,642.77 |
| **Cash flows from investing activities** | |
| Capital expenditure | (2,018.89) |
| **Cash flows from financing activities** | |
| **Increase in owners capital** | 150,000.00 |
| **Net increase in cash** | 160,623.88 |
| Cash at the beginning of the year | 54,221.37 |
| **Cash at the end of the year** | $ 214,845.25 |
| Supplementary disclosure of cashflows information: | |
| Income taxes | $ 3,712.26 |
| Interest | - |

# U.S. Financial Investments, Inc.

## Statement of Changes in Shareholder's Equity

### Year ended December 31, 2010

| | Common stock | Retained earnings | Total |
|---|---|---|---|
| Balance at December 31, 2009 | $ 64,000.00 | $ 59,801.19 | $ 123,801.19 |
| Current Net income/(Loss) | | (27,165.24) | (27,165.24) |
| | | | - |
| Capital Contribution | 150,000.00 | | 150,000.00 |
| Balance at December 31, 2010 | $214,000.00 | $ 32,635.95 | $ 246,635.95 |

# U.S. Financial Investments, Inc.

**Computation of Net Capital Required By Rule 15C3-1 of**

**The Securities And Exchange Commission**

**Year ended December 31, 2010**

| | | | |
|---|---|---|---|
| **Net Capital** | | | |
| Total Shareholder's equity | | $ | 246,635.95 |
| Less non-allowable assets | | | |
| CD use for collateral | | | 34,270.53 |
| Fixed asset net of depreciation | 5,455.61 | | |
| A.E. Advance- not covered | 2,934.76 | | |
| CRD Deposit | 198.85 | | |
| Debit Reserv-Fiserv | 193.84 | | |
| Employee Advance | 4,500.00 | | |
| Petty Cash | 150.00 | | |
| Postage Meter Deposit | 100.00 | | 13,533.06 |
| **Net Capital** | | | 198,832.36 |
| Net capital requirement ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater) | | | 6,017.56 |
| **Excess net capital** | | $ | 192,814.80 |
| Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness) | | $ | 183,787.55 |
| **Aggregate Indebtedness** | | | |
| Total aggregate indebtedness | | $ | 90,272.47 |
| Ratio of aggregate Indebtedness to net capital | | | 45.40% |

There were no material differences between the computation of net capital under rule 15c3-1 reflected above and the computation included in the Company's corresponding unaudited December 31, 2010 Form X-17A-5 Part IIA filing.

# U.S. FINANCIAL INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

## NOTE A - ORGANIZATION AND NATURE OF BUSINESS:

U.S. Financial Investments, Inc. (the "Company") is a New Jersey Corporation, located in New York, NY involved in trading of securities and options on behalf of its clientele on all principal trading exchanges. The Company was formed in April 2002, and commenced broker/dealer operations in May 2003. The Company is registered with the NASD as a Broker/Dealer. A broker/dealer is an organization which solicits or accepts orders to buy or sell securities or options on securities. A broker/dealer does not accept any money, securities, or property to margin, guarantee, or secure any trades or contracts that result or may result there from.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used, unless otherwise noted, conform to generally accepted accounting principles and have been consistently applied in the preparation of financial statements,

### Income taxes

The company is an "S" corporation and not subject to corporate tax. Income tax liability flows through to the shareholders.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

# U.S. FINANCIAL INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

## NOTE C - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK:

As a broker/dealer, the company does not hold customer segregated cash or securities balances. Securities transactions are processed by clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balance in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2010, the Company was not responsible for any unsecured customer debits and did not have any open positions in its trading accounts.

## NOTE D - NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $198,982.36, which was $192,814.80 in excess of its required net capital of $6,017.56.

## NOTE E - LETTER OF CREDIT:

The Company through its banker has issued $30,000, Irrevocable Standby Letter of credit expiring per lease agreement, thru April 2012, towards 90 Broad Street, 17th floor office, New York, NY, as security towards rent payments for the lease of office premises.

## NOTE F –NEW CAPITAL CONTRIBUTION:

On December 30, 2010, the Company accepted $150,000 from Sudeep Gupta in exchange for 15 shares of common stocks with no par value of the Company. He will not participate in any operations or decision making. As of December 31, 2010, the Company is authorized for 100 shares which 79 of them are issued and outstanding including the 15 shares mentioned above.

*WILLIAM J. CHAN*
**Certified Public Accountant** **Accounting – Auditing – Bookkeeping –Taxation**
**4205 8th Avenue Brooklyn, NY 11232** **Tel: (718) 437 - 1816 Fax: (718) 437 - 3887**

To the Shareholders of
U.S. Financial Investments, Inc.

In planning and performing our audit of the financial statements of U.S. Financial Investment Inc. (the "Company") for the period January 1, 2010 through December 31, 2010, we consider its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in making (1) the periodic computations of minimum financial requirements pursuant to SEC Rule 15c3-1.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulations lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we have noted no matters involving the internal control structure including procedures for safeguarding customer and firm assets that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities exchange Act of 1934 and related regulations, and that practice procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of management and other regulatory agencies that rely on SEC's Regulations and should not be used for any other purpose.

William Chan C.P.A.
Brooklyn, NY
February 25, 2011